    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1996



                                                      REGISTRATION NO. 333-12419

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                           STILLWATER MINING COMPANY
             (Exact Name of Registrant as Specified in its Charter)

                             ---------------------

            DELAWARE                          1090                    81-0480654
(State or Other Jurisdiction of   (Primary Standard Industrial     (I.R.S. Employer
 Incorporation or Organization)   Classification Code Number)   Identification Number)


                              536 EAST PIKE AVENUE
                            COLUMBUS, MONTANA 59019
                                 (303) 978-2525
(Address and telephone number of principal executive offices and principal place of business)

                             ---------------------

                               CHARLES R. ENGLES
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              536 EAST PIKE AVENUE
                            COLUMBUS, MONTANA 59019
                                 (303) 978-2525
           (Name, Address, and Telephone Number of Agent for Service)

                             ---------------------

                                   Copies to:

                            NESA E. HASSANEIN, ESQ.
                            MORRISON & FOERSTER LLP
                          370 17TH STREET, SUITE 5200
                          DENVER, COLORADO 80202-5638


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                                PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
    TITLE OF SECURITIES                      AMOUNT TO BE       OFFERING PRICE         AGGREGATE           REGISTRATION
     TO BE REGISTERED                         REGISTERED         PER SHARE(1)        OFFERING PRICE(1)         FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value,
  including the rights to purchase
  shares of Series A Preferred Stock,
  par value $.01 per share, associated
  therewith...........................       9,525,071 shares         $18.75           $178,595,081       $54,258.44(2)
============================================================================================================================



(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended. Pursuant to Rule 457(c) the maximum offering price per share of $18.75 represents the average of the high and low prices for a share of the Common Stock as reported on the Nasdaq National Market on October 15, 1996 and the maximum aggregate offering price is the product of $18.75 and 9,525,071.



(2) Includes $706.90 paid at the time of the initial filing of the Registration Statement.

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

PROSPECTUS



                           STILLWATER MINING COMPANY


                                  COMMON STOCK


     This Prospectus relates to the public offering by the Selling Security Holders ("the Selling Security Holders") of up to 9,525,071 shares of common stock, par value $.01 per share (the "Common Stock"), of Stillwater Mining Company, a Delaware Corporation (the "Company"). The 9,525,071 shares of Common Stock (collectively, the "Shares"), when sold, will be sold by and for the account of the Selling Security Holders named herein. The Company will not receive any of the proceeds from the sale of the Shares pursuant to this Prospectus. The Shares were initially sold by the Company in a private placement transaction on September 16, 1994 or were sold by Manville Corporation to investors pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The Common Stock of the Company is traded on the Nasdaq National Market where prices are reported under the symbol "PGMS."


     The Common Stock may be sold by the Selling Security Holders from time to time directly to purchasers or through agents, underwriters or dealers. See "Plan of Distribution." If required, the names of any such agents or underwriters involved in the sale of the Common Stock in respect of which this Prospectus is being delivered and the applicable agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement").

     The Selling Security Holders will receive all of the net proceeds from the sale of the Common Stock and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the Common Stock. The Company is responsible for payment of all other expenses incident to the offer and sale of the Common Stock.

     The Selling Security Holders and any broker-dealers, agents or underwriters which participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.

                             ---------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 8, FOR A DISCUSSION OF CERTAIN FACTORS THAT
         SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is October 23, 1996

                             AVAILABLE INFORMATION

     The Company is currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Any reports, proxy statements, information statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and 13th Floor, Seven World Trade Center, New York, New York 10048, and copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding the Company, which has filed electronically with the Commission since May 6, 1996. The Company's Common Stock is quoted on the Nasdaq National Market and reports, proxy statements and other information concerning the Company also may be inspected at the offices of the Nasdaq Stock Market, Reports Section, at 1735 K Street, Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments, schedules and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement and certain parts are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

        (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

        (ii) The Company's Proxy Statement for its 1996 Annual Meeting of Stockholders, dated March 15, 1996;

        (iii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

        (iv) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

        (v)   The Company's Current Report on Form 8-K dated April 29, 1996;

        (vi) The Company's Registration Statement on Form 8-A dated November 3, 1994; and

        (vii) The Company's Registration Statement on Form 8-A dated October 30, 1995.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares by the Selling Security Holders shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document that also is or is modified to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Cindy L. Donelson, Stillwater Mining Company, 717 Seventeenth Street, Suite 1480, Denver, Colorado 80202, telephone number
(303) 978-2525.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this Prospectus.

                                  THE COMPANY

     Stillwater Mining Company (the "Company") is engaged in the exploration, development, mining and production of platinum, palladium and associated metals from the Stillwater Complex in southern Montana, which the Company believes is the only significant primary source of platinum and palladium outside the Republic of South Africa. The Stillwater Complex includes an extensive mineralized zone containing platinum group metals ("PGMs") known as the J-M Reef which has been traced on the surface for approximately 28 miles and which extends downward over one mile to unknown depths. The Stillwater Complex has been prospected for gold, copper, nickel and chromium since the late 1880s. The Company currently owns or has the rights to 995 claims covering substantially all of the presently identified PGM mineralized zone.

     The Company began mining operations in 1986 with an underground mine located in the Stillwater Valley. The Stillwater Mine currently accesses only a small segment of the ore body approximately five miles long between the elevations of 6,700 and 4,200 feet above sea level. The physical configuration of the J-M Reef with its 50 degree to 90 degree dip and relatively wide mining widths in comparison with South Africa's Bushveld Complex makes it amenable to various gravity assisted, mechanized mining methods. At December 31, 1995, the Stillwater Mine had 24 active stopes, all of which are accessed by horizontal adits and drifts. At January 1, 1996, the Company had proven and probable reserves of approximately 22.6 million tons of ore with approximately 18.2 million contained ounces of platinum and palladium (or approximately 8.9 million total gold equivalent ounces) in a ratio of 3.5 parts palladium to one part platinum. In 1995, the Company produced approximately 51,000 ounces of platinum and 169,000 ounces of palladium (or approximately 109,000 total gold equivalent ounces) from mining and processing 398,000 tons of ore at its one developed underground mine.

BACKGROUND

     Platinum and palladium were discovered in the Stillwater Complex by Schuller Corporation (formerly called Manville Corporation) geologists in the early 1970s. In 1979, an affiliate of Manville Mining Company (such affiliate, together with Manville Mining Company, is herein referred to as "Manville"), a wholly-owned subsidiary of Schuller Corporation, entered into a joint venture agreement with Chevron U.S.A. Inc. ("Chevron") to develop PGMs discovered in the Stillwater Complex, forming the Stillwater PGM Resources partnership ("SPGMR") which leased from Manville all its claims held in the Stillwater area. In 1984, Chevron and Manville entered into the Stillwater Mining Company partnership ("SMC") with Anaconda Minerals, Inc. ("Anaconda") covering a 30,000 foot section traversing the Stillwater Valley towards the eastern end of the Stillwater Complex. Each partner owned an undivided one-third interest in this partnership. In 1986, Anaconda sold its one-third interest in SMC to LAC Minerals Ltd. ("LAC"), and in late 1988, LAC sold its interest back to Chevron and Manville, each company taking half of LAC's one-third interest, which brought their respective ownership up to a 50% interest in both partnerships.

     In 1992, the Company was incorporated as a Delaware corporation, and as of October 1, 1993, Chevron and Manville transferred substantially all assets, liabilities and operations of SPGMR and SMC to the new Company. The Company was formed to continue the exploration, development, mining and production of PGMs from the Stillwater Complex and to become an independently operated and financed entity. On September 16, 1994, the Company redeemed Chevron's entire 50% ownership interest for $44 million, the funding for which was raised in a private placement of 7,500,000 shares of Common Stock at $5.87 per share and a $25 million subordinated credit facility with warrants. The credit facility was terminated and the warrants were exercised upon the Company's initial public offering of Common Stock which closed on December 22, 1994. In the initial public offering, the Company received net proceeds of $53.7 million from the sale of 4,500,000 shares of Common Stock at $13.00 per share. Manville also sold 2,112,500 shares in the initial public offering, reducing its ownership percentage to approximately 27% of the issued and outstanding Common Stock. On August 23, 1995, Manville sold its remaining ownership interest in the Company to a group of institutional investors.

EXPANSION PLAN

     The Company believes its current operations are sub-scale in relation to its major South African competitors and in relation to the magnitude of its current reserve base, which contributes materially to the Company's relatively high operating costs. As part of the Company's long-term strategy to expand its operations and improve its operating economics, the Company has undertaken an expansion plan (the "Expansion Plan") designed to significantly increase production at the Stillwater Mine and associated processing facilities in 1997. The Expansion Plan includes the sinking of a 1,950 foot vertical shaft, underground development on new levels accessed by the shaft, increasing the capacity of the Company's concentrator, adding a second convertor to the Company's smelter, constructing a base metals refinery ("BMR") and replacement and standardization of the Company's mine equipment fleet. Construction work for this expansion began in May 1994 and the Company has substantially completed all minesite surface facilities, the BMR, concentrator modifications and the vertical shaft.

     The principal steps in the Expansion Plan which have yet to be completed are underground development on new levels accessed by the vertical shaft, the planned modifications to the smelter and additional equipment purchases. Underground development on new levels was begun in the second quarter of 1996 with the assistance of an independent contractor, and production from these new levels is expected to begin in 1997. Expansion of the smelter is expected to be completed early in 1997. Moreover, design upgrades and modifications to the processing facilities have been implemented in order to accommodate potential future increases in production beyond those anticipated by the Expansion Plan.

     The Company anticipates the Expansion Plan will be completed and production capacity will have reached 2,000 tons per day ("TPD") in 1997, a doubling from 1994 production levels. These anticipated results assume, among other things, the identification of sufficient proven reserves in close proximity to the vertical shaft and the recruitment of sufficient numbers of individuals skilled in underground mining. No assurance can be given that the Expansion Plan will be completed on a timely basis or that the expanded operations will achieve the anticipated production capacity. See "Risk Factors." Depending upon the success of the Expansion Plan, the Company will evaluate further expansion of the Stillwater Mine.

EAST BOULDER SITE

     The next significant increment of growth, after the completion of the Expansion Plan at the Stillwater Mine, will likely be the development of the East Boulder site which is approximately 13 miles west of the Stillwater Mine along the strike length of the J-M Reef. On January 1, 1996, the Company had probable reserves of approximately 11.5 million tons of ore, and no proven reserves, in the area of the proposed East Boulder mine site.


     As presently envisioned, the proposed development of the East Boulder site will entail 18 to 24 months to access the ore body before major capital spending would be required. A three mile tunnel to gain access to the ore body and test drilling will be performed to determine appropriate mining methods in the area. A preliminary feasibility study for a 2,000 TPD mining operation at East Boulder was undertaken by the Company in 1992 and permitting for such an operation is substantially complete, although the Company is seeking a clarification of permissible nitrate loadings in surface waters in the area around East Boulder. Development of the East Boulder site is contingent on numerous factors, including demonstration of economic viability, adequate financing and continued progress on the Expansion Plan. Completion of the initial access phase which was begun earlier in 1996 is contingent on continued progress with the Expansion Plan and the improvement in metals prices. See "Risk Factors -- Exploration and Development Risks."

RECENT DEVELOPMENTS



     In September and early October 1996, platinum and palladium prices fell to multi-year lows of approximately $383 and $116 per ounce, respectively. At these prices, the Company's cash operating expenses, excluding capital expenditures and interest expense, currently exceed its revenues. The Company believes that the successful completion of the Expansion Plan in 1997 would reduce its cash operating expenses below revenues at current prices although total expenses may continue to exceed revenues. In the meantime, however, the Company is reevaluating its capital spending plans, including the initial access phase at the East Boulder mine site, and may revise those plans to focus only on projects with relatively short-term expected returns until prices recover to levels generally experienced during the past two years.


                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain risks involved in the purchase of the Common Stock.

                                  THE OFFERING


     Shares offered hereby           Up to 9,525,071 shares (the "Shares") of
the Company's Common Stock, par value $.01 per share.


                              CONCURRENT OFFERING


     Concurrently with the filing of the Registration Statement of which this Prospectus is a part, the Company filed a shelf Registration Statement relating to $51,450,000 principal amount of its 7% Convertible Subordinated Notes Due 2003 (the "Notes") which were issued in a private placement transaction on April 29, 1996 and May 14, 1996. The Notes are convertible into shares of Common Stock at a conversion price of $26.80 per share, subject to adjustment.

                  SUMMARY FINANCIAL AND OPERATING INFORMATION

     The following table sets forth the Company's overall ounces of platinum and palladium produced; the Company's average realized prices and average costs per ounce of platinum and palladium and per ton of ore produced; the Company's total production of platinum and palladium in platinum equivalent and in gold equivalent ounces; and certain information regarding the Company's results of operations and financial position for the periods indicated.

                                      SIX MONTHS ENDED
                                          JUNE 30,                   YEAR ENDED DECEMBER 31,
                                      -----------------    --------------------------------------------
                                        1996      1995      1995      1994     1993     1992      1991
                                      --------    -----    ------    ------    -----    -----    ------
PRODUCTION DATA (in thousands)
Tons milled(1)......................      203       199       398       373      363      345       306
Head grade (ounces/ton of ore
  milled)...........................     0.67      0.67      0.67      0.80     0.87     0.73      0.78
Ounces of platinum produced(2)......       27        24        51        63       66       53        48
Ounces of palladium produced(2).....       90        81       169       207      218      175       167
                                      -------     -----    ------    ------    -----    -----    ------
          Total ounces
            produced(2).............      117       105       220       270      284      228       215
Platinum equivalent ounces
  produced(3).......................       59        57       105       145      147      109       103
Gold equivalent ounces
  produced(3).......................       61        64       109       153      153      114       107
PRICE AND COST DATA(4)
Average realized price per platinum
  ounce.............................   $  418    $  430    $  425    $  399    $ 376    $ 360    $  369
Average realized price per palladium
  ounce.............................      148       163       157       138      125       89        88
Combined average realized price per
  ounce.............................      219       239       231       210      200      173       181
Cash costs per ounce................   $  195    $  240    $  227    $  186    $ 177    $ 191    $  201
Total costs per ounce...............      225       267       252       204      194      217       227
Cash costs per ton..................      112       126       126       134      138      126       141
Total costs per ton.................      129       140       139       148      152      143       159
INCOME STATEMENT DATA (in millions,
  except per share data)
Revenues............................   $ 25.7    $ 32.1    $ 54.1    $ 58.6    $53.8    $46.2    $ 45.4
Cost of metals sold(5)..............     22.6      29.2      48.5      49.5     45.2     45.5      53.5
Operating income (loss).............     (1.3)     (0.7)     (2.3)      2.9      2.5     (5.3)    (14.6)
Net income (loss)...................     13.2       0.5       0.1       2.0     (5.6)    (5.4)    (14.7)
Pro forma net income(6).............                                    1.1      1.5
Income (loss) per common share(7)...   $ 0.64    $ 0.03        --    $ 0.07    $0.09
CASH FLOW DATA (in millions)
Net cash provided by operations.....   $  0.2    $  5.4    $  6.0    $  9.2    $ 4.5    $ 0.8    $  3.9
Depreciation and amortization.......      3.6       2.8       5.7       5.2      4.9      4.8       4.8
Capital expenditures(8).............     25.4      18.6      46.1       9.3      2.0      2.4       3.4

                                                                           DECEMBER 31,
                                      JUNE 30,             --------------------------------------------
                                        1996                1995      1994     1993     1992      1991
                                      --------             ------    ------    -----    -----    ------
BALANCE SHEET DATA (in millions)
Current assets......................   $ 74.3              $ 45.0    $ 77.2    $22.1    $16.1    $ 16.1
Long-term debt and capital lease
  obligation........................     62.0                 8.7       1.7      1.8      1.9       1.9
Stockholders' equity(5).............    145.6               132.3     132.2     74.1     80.3      83.9
Working capital.....................     62.9                34.6      67.8     15.3      9.7       8.1

---------------

(1) Tons milled represents the number of grade-bearing short tons of ore fed to the concentrator.

(2) Ounces produced is defined as the number of ounces produced from the concentrator during the period reduced by losses expected to be incurred in subsequent smelting and refining processes. Differences in ounces produced and ounces sold are caused by the length of time required by the smelting and refining processes.

(3) Platinum and gold equivalent ounces have been calculated by dividing the total market value of metals produced during the given period by the average market prices of platinum and gold, respectively, for each period.

(4) Realized prices include hedging gains and losses. Total costs per ounce consist of all current operating costs including mining and processing costs. Depreciation and amortization as well as other non-cash expenses such as gains (losses) on the sale of assets are removed from total costs per ounce to compute cash costs per ounce. Income taxes and interest income and expense are not included in either total or cash costs per ounce.

(5) Beginning with the first quarter of 1996, the Company implemented a change in its accounting policy for the capitalization of mine development costs. Previously, certain direct and indirect mining costs, which supported production and development activities, were reflected as production costs. Under the revised policy, the portion of these costs attributable to development activities will be capitalized. This change provides a better matching of revenues and production costs and follows practices which are prevalent in the mining industry.

(6) Pro forma information is presented for purposes of comparability assuming the Company was a taxable entity for all periods presented. No pro forma benefit for income taxes has been presented for 1992 or 1991 because the Chevron/Manville partnerships incurred operating losses in those years which could never be utilized by the Company.

(7) The Company's historical capital structure and taxable status are not indicative of its current structure and, accordingly, historical earnings per share have not been presented for 1992 and 1991. Income (loss) per common share is calculated based on common shares and common stock equivalent shares outstanding and is presented on a pro forma basis for 1994 and 1993 for purposes of comparability.

(8) In 1995 and 1994, $39.5 million and $5.2 million, respectively, were capitalized in connection with the Expansion Plan.

     The Company cautions investors that its business is subject to significant risks and uncertainties. Throughout this Prospectus and in the documents incorporated herein by reference, the Company has made certain estimates and projections relating to, among other things, the timing, costs and scope of the Expansion Plan, the level of production after completion of the Expansion Plan, the anticipated reduction in operating costs from the Expansion Plan and the timing of gaining access to, and the further evaluation and development of, the East Boulder site. These forward-looking statements are principally located in this Prospectus in the summary section titled "The Company;" and in "Business -- Expansion Plan," "Business -- East Boulder Site" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the documents incorporated herein by reference. While sometimes presented with numerical specificity, such forward-looking statements are based upon a variety of assumptions relating to the business of the Company, which, although considered reasonable by the Company, may not be realized, and are subject to significant uncertainties and contingencies that are beyond the control of the Company. Consequently, the inclusion of forward-looking statements should not be regarded as a representation by the Company or any other person that these estimates and projections will be realized, and actual results may vary materially. These forward-looking statements are based on current expectations, and the Company assumes no obligation to update this information. An investment in the Common Stock involves the following risks, which together with other matters set forth or incorporated in this Prospectus, should be carefully reviewed by investors prior to any purchase of the Shares of Common Stock.

                                  RISK FACTORS

METAL PRICE VOLATILITY


     Since the Company's sole source of revenue is the sale of PGMs, the profitability of the Company's operations can be significantly affected by changes in the market prices of PGMs. For 1991, 1992 and 1995, the market prices of PGMs were below the Company's total costs of production and the Company experienced operating losses. PGM prices fluctuate widely and are influenced by numerous factors beyond the Company's control, including such factors as expectations for inflation, global demand, consumption patterns, speculative activities, international economic trends, political and economic conditions and production amounts and costs in the other PGM producing countries, including the Republic of South Africa and Russia. Since some of the world supply of platinum and palladium is a by-product of the mining of nickel and copper, a portion of the worldwide production of platinum and palladium is unrelated to the demand for such metals; as a result, ordinary market balancing mechanisms may be less effective. In order to mitigate some of the risks associated with fluctuating PGM prices, the Company has utilized various price hedging techniques to lock in forward delivery prices on a portion of its production. However, there are no assurances that the use of price hedging techniques will always benefit the Company. There is the possibility that the Company will lock in forward deliveries at prices lower than the market price at the time of delivery. The market prices of PGMs could fall below the Company's production costs and remain at such levels for a sustained period, causing the Company to experience operating losses and to curtail or suspend some or all of its mining activities. See "Prospectus Summary -- The Company -- Recent Developments."


     The following table shows the annual high, low and average per ounce prices of platinum and palladium for the periods indicated:

                                           PLATINUM                        PALLADIUM
                                   -------------------------       -------------------------
                  YEAR             HIGH     LOW      AVERAGE       HIGH     LOW      AVERAGE
        -------------------------  ----     ----     -------       ----     ----     -------
        1991.....................  $424     $330      $ 376        $103     $ 78      $  88
        1992.....................   392      331        360         114       79         88
        1993.....................   419      340        376         146      100        123
        1994.....................   428      379        405         161      123        143
        1995.....................   461      398        424         178      128        151
        1996(1)..................   434      389        408         150      125        135

---------------

(1) Through August 31, 1996.

Source: Johnson Matthey and CPM Group

RESERVE ESTIMATES

     While the Company's 1996 ore reserves have been affirmed and verified by independent consultants, the ore reserve estimates incorporated by reference in this Prospectus are necessarily imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may, on occasion, prove unreliable. Reserve estimates are expressions of judgment based on knowledge, experience and industry practice. Although the Company believes its estimated ore reserves are well established, there can be no assurance that its estimated ore reserves are accurate, and future production experience could differ materially from such estimates. Should the Company encounter mineralization or formations at any of its mines or projects different from those predicted by drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect the Company's operations. Declines in the market prices of PGMs may render the mining of some or all of the Company's ore reserves uneconomic. No assurance can be given that any particular level of PGMs may be recovered from the ore reserves and the grade of ore may vary significantly from time to time. Moreover, short-term factors relating to the ore reserves, such as the need for additional development of the ore body or the processing of new or different grades, may impair the profitability of the Company in any particular accounting period.

EXPANSION PLAN RISKS

     Although the Company anticipates that the Expansion Plan will be successfully completed and that the resulting operations will be in full production in 1997, no assurance can be given that the remainder of the Expansion Plan will be completed on a timely basis, that the expanded operations will achieve the anticipated production capacity, that the construction costs associated with the Expansion Plan will not be higher than anticipated or that the expected operating cost reductions will be achieved. The anticipated timing and production results of the Expansion Plan assume, among other things, (i) the identification of sufficient proven reserves in close proximity to the vertical shaft and (ii) the recruitment of sufficient numbers of individuals skilled in underground mining. See "Competition" below.

     The construction of expanded mining operations involves a number of uncertainties, including factors beyond the Company's control. Failure to complete the Expansion Plan on a timely basis or unexpected cost increases could have a material adverse effect on the Company's future results of operations and financial condition. If the capital expenditures required to complete the Expansion Plan or to achieve the anticipated production capacity are significantly higher than expected, there is no assurance that the Company's capital resources would be sufficient to cover such costs or that the Company would be able to obtain alternative sources of financing to cover such costs.

COMPETITION

     The Company competes with other suppliers of PGMs, some of which are significantly larger than the Company and have access to greater mineral reserves and financial and commercial resources. These suppliers include Rustenburg Platinum Holdings, Ltd., Impala Platinum Holdings, Ltd. and other South African producers who mine the Bushveld Complex in the Republic of South Africa, which is the world's principal source of PGMs. PGMs are also produced as a by-product of large nickel and copper operations in Russia and Canada. The vast majority of the world's 1995 supply of PGMs came from the Republic of South Africa and Russia. Additional mines may open in the Republic of South Africa or elsewhere over the next several years, including the Hartley Platinum and Mimosa projects on the Great Dyke in Zimbabwe, resulting in increased global production. Furthermore, in certain industrialized countries, an industry has developed for the recovery of PGMs from scrap sources, mostly from spent automotive and industrial catalysts. There can be no assurance that the Company will be successful in competing with these existing and emerging PGM producers. Moreover, there can be no assurance that a less expensive alternative alloy or synthetic material which has the same characteristics as PGMs will not be developed to replace PGMs in a number of key technological or industrial applications.

     In addition, the Company must compete for individuals skilled in the operation and development of PGM mining properties. The number of such persons is limited, and significant competition exists to obtain their skills. As a result of this competition, the Company may find it difficult to attract and retain skilled individuals to conduct its PGM mining operations.

EXPLORATION AND DEVELOPMENT RISKS

     The degree of profitability of the Company's operations will be affected by the costs and results of its continued exploration and development programs. The Company is seeking to expand its reserves only through exploration and development within its controlled claims which are located in the Stillwater Complex. Mineral exploration, particularly for platinum and palladium, is highly speculative in nature, involves many risks, and frequently is nonproductive. There can be no assurance that the Company's mineral exploration efforts will be successful. Once mineralization is discovered, it usually takes a number of years from the initial phases of exploration until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metal from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the replacement of existing reserves, some of which are being depleted by current production.


     Depending upon the success of the Expansion Plan, the Company will evaluate further expansion of the Stillwater Mine by possibly extending mining operations to depths below those currently contemplated. The Company has begun the initial access stage of development at the East Boulder mine site. Additional development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the PGMs from the ore, comparable facility and equipment operating costs, anticipated climatic conditions, and other factors. As a result, it is possible that actual cash operating costs and economic returns may differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Furthermore, in the event that the anticipated results from the Expansion Plan are not realized within the expected time periods or if metals prices remain at or below current levels, the initial access phase for the East Boulder site may be halted on a temporary or permanent basis.


     There are a number of uncertainties inherent in any PGM development program, including the location of an economic reef package, development of appropriate metallurgical processes, receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures may be required to pursue such development activities. The Company has been accelerating its development efforts with the objective of establishing a developed reserve equivalent to a minimum of 18 months of production. Currently, reserves are developed and available to support production at the planned rate for approximately 12 months.

MINING RISKS AND INSURANCE

     Underground mining and the Company's milling and smelter operations involve a number of risks and hazards, including environmental hazards, industrial accidents, unusual and unexpected rock formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of God. Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Mine Safety and Health Administration conducts periodic safety inspections of the Company. Six fatalities have occurred at the Company's mine since operations began in 1986, the latest occurring in August 1995. There can be no assurance that industrial accidents or new safety regulations by state, Federal or local authorities will not have a material adverse effect on the Company's business and operations. Although the Company believes that it maintains insurance within ranges of coverage consistent with industry practice, there can be no assurance that this insurance will cover the risks associated with mining or that the Company will be able to maintain insurance to cover these risks at economically feasible premiums. The Company might also become subject to liability for pollution or other hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons.

ENVIRONMENTAL RISKS

     The Company's business is subject to extensive Federal, state and local controls and regulations related to the environment, including the regulation of discharge of materials into the environment, disturbance of lands, threatened or endangered species and other environmental matters. These laws are continually changing and, as a general matter, are becoming more restrictive. Generally, compliance with these regulations requires the Company to obtain permits issued by Federal, state and local regulatory agencies. Certain permits require periodic renewal or review of their conditions. The Company cannot predict whether it will be able to renew such permits or whether material changes in permit conditions will be imposed. Nonrenewal of permits or the imposition of additional conditions could have a material adverse effect on the Company's financial condition or results of operations.

REGULATIONS AND MINING LEGISLATION

     The Company's activities are also subject to extensive Federal, state and local laws and regulations governing matters relating to mine safety, occupational health, labor standards, prospecting, exploration, production, exports and taxes. The Company has not experienced any material difficulty emanating from these extensive laws and regulations in the past, nor does it have any basis to expect any material difficulty relating to existing laws and regulations in the future. The Company believes that it has successfully complied in all material respects with all Federal, state and local requirements for the current operations and planned expansion of its mining activities at the Stillwater Mine. Compliance with these and other laws and regulations could require significant capital outlays. New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Company's results of operations and financial condition and, in the worst case, could render the Company's mining operations uneconomic.

DEPENDENCE ON A SINGLE MINE

     All of the Company's revenues are currently derived from its mining and milling operations at the Stillwater Mine. Although the Company has not experienced any serious production interruption since production began in 1987, if the operations at the Stillwater Mine or at any of the Company's processing facilities were to be reduced, interrupted or curtailed, the Company's ability to generate revenues and profits in the future would be materially adversely affected.

TITLE TO PROPERTIES

     The validity of unpatented mining claims on public lands, which constitute most of the property holdings of the Company, is often uncertain and may be contested and subject to title defects. While the Company has obtained various reports, opinions and certificates of title with respect to certain of the claims it owns or to which it has the rights in accordance with what the Company believes is industry practice, there can be no assurance that the title to any of its claims may not be defective.

WORKERS COMPENSATION


     The Company has been allowed by the Employment Relations Division of the Montana Department of Labor and Industry to self-insure its obligations under the Montana Workers Compensation Act through July 31, 1997, by posting a surety bond in the amount of $1.3 million. The Employment Relations Division has the authority to grant, deny or revoke applications to be self-insured for workers' compensation obligations, and there can be no assurance that the Company will be allowed to maintain its self-insured status indefinitely. Failure to maintain its self-insured status for workers compensation obligations would have a material adverse impact on the Company and could render the Company's operations uneconomic.

                          DESCRIPTION OF COMMON STOCK

COMMON STOCK

     General. The Company's authorized capital stock includes 50,000,000 shares of Common Stock, par value $.01 per share, of which 20,080,724 shares of Common Stock were outstanding as of June 30, 1996. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefor, when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders. All shares to be sold and issued as contemplated hereby will be fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Common Stock, but not to exceed the amount authorized by the Company's Certificate of Incorporation, and to issue options and warrants for the purchase of such shares without further stockholder action, subject, in the case of stock option grants to employees, to the terms of the 1994 Stock Plan.

     Registration Rights Agreement. The Shareholders Agreement, dated September 16, 1994, among the Company and certain stockholders of the Company was amended and restated on August 23, 1995 and renamed a "Registration Rights Agreement." All voting and other provisions were terminated. As of August 23, 1995, stockholders owning 15,387,500 shares of Common Stock were parties to the Registration Rights Agreement. Transferees of such restricted shares, however, are not entitled to the registration rights provided in the Registration Rights Agreement. As a result of transfers that have been made since August 23, 1995, not all the shares which may be included in this Registration Statement are subject to the terms of the Registration Rights Agreement, including the indemnification and contribution provisions thereof. See "Plan of Distribution" for a description of such indemnification terms.

     The Registration Rights Agreement provides that stockholders owning in the aggregate at least 1,687,500 shares of Common Stock may exercise up to three demands for registration, provided that the minimum gross proceeds from any such offering will be $10 million. All demand rights provided in the Registration Rights Agreement are subject to the ability of a managing underwriter to reduce the number of shares offered, and thereby exclude some or all of the shares sought to be included by a stockholder, if deemed necessary for successful marketing efforts, in the event the Company decides to sell Common Stock in the offering. The Registration Rights Agreement also provides for unlimited opportunities for piggyback registration rights, subject to the same underwriter offering size reduction provisions. The Registration Rights Agreement expires and is of no further force and effect on and after September 16, 2001.

STOCKHOLDERS RIGHTS PLAN

     In October 1995, the Board of Directors of the Company adopted a Rights Agreement under which Stillwater stockholders of record as of November 15, 1995 received a dividend in the form of Preferred Stock Purchase Rights (the "Rights"). Upon the terms and subject to the conditions of the Rights Agreement, a holder of a Right is entitled to purchase one one-thousandth of a share (a "Unit") of Series A Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a purchase price of $80 per Unit, subject to adjustment. The Rights are currently represented by the certificates for the Common Stock and are not transferable apart therefrom. Transferable Rights certificates will be issued upon the earlier of: (i) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Common Stock (an "Acquiring Person"), and (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Common Stock.

     The purchase price payable, and the number of Units of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     All the outstanding Rights may be redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day (or such later date as described above) after a person or group has obtained beneficial ownership of 15% or more of the voting stock. The Rights will expire on October 26, 2005 unless earlier redeemed.

     As long as the Rights are attached to and evidenced by the certificates representing the Common Stock, the Company will continue to issue one Right with each share of Common Stock that shall become outstanding. A right is presently attached to each issued and outstanding share of Common Stock. So long as the Rights are outstanding, the Company will issue one Right with each new share of Common Stock issued.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Board of Directors of the Company. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day (or such later date as described above) after a person or group has obtained beneficial ownership of 15% or more of the voting stock.

     The Company may at any time after there is an Acquiring Person, by action of a majority of the Board of Directors (including a majority of the independent directors), exchange all or part of the then outstanding and exercisable Rights (other than Rights that shall have become null and void) for Units of Preferred Stock or shares of Common Stock pursuant to a one-for-one exchange ratio, as adjusted.

     The Rights Agreement is attached as an exhibit to the Company's Registration Statement on Form 8-A dated October 26, 1995. The description of the Rights contained in Form 8-A has been incorporated by reference herein and copies of such Form 8-A can be obtained in the manner set forth under "Available Information."

                            SELLING SECURITY HOLDERS


     The Shares offered hereby may be offered for sale from time to time by the Selling Security Holders. The following table provides certain information with respect to the shares of Common Stock of the Company (including the Shares) held by each Selling Security Holder as of October 22, 1996.



                                                                                     NUMBER OF SHARES
                                                              NUMBER OF SHARES      REGISTERED FOR SALE
              NAME OF SELLING SECURITY HOLDER                BENEFICIALLY OWNED           HEREBY
-----------------------------------------------------------  ------------------     -------------------
Continental Casualty Company...............................         110,000                110,000
Robert M. Davies...........................................          15,557                 15,557
Equity Portfolio(1)........................................         500,000                500,000
Fidelity Management Trust Company on behalf of accounts
  managed by it............................................         101,900                101,900
Fidelity Securities Fund:
  Fidelity OTC Portfolio...................................         200,000                200,000
Fidelity Select Portfolios:
  American Gold Portfolio..................................         460,600                460,600
Fidelity Select Portfolios:
  Chemicals Portfolio......................................          19,400                 19,400
Fidelity Select Portfolios:
  Industrial Materials Portfolio...........................          50,000                 50,000
Fidelity Select Portfolios:
  Precious Metals and Minerals Portfolio...................         366,600                366,600

                                                                                     NUMBER OF SHARES
                                                              NUMBER OF SHARES      REGISTERED FOR SALE
              NAME OF SELLING SECURITY HOLDER                BENEFICIALLY OWNED           HEREBY
-----------------------------------------------------------  ------------------     -------------------
Fidelity Union Street Trust:
  Fidelity Export Fund.....................................         100,000                100,000
Brian D. Frenzel...........................................          15,000                 15,000
Growth Portfolio(1)........................................         400,000                400,000
IDS Discovery Fund, Inc.(4)................................         400,000                400,000
IDS Life Capital Resource Fund(2)..........................         470,000                470,000
IDS Life Equity Portfolio(3)...............................         100,000                100,000
IDS Life International Equity Portfolio(3).................          60,000                 60,000
IDS Precious Metals Fund, Inc.(4)..........................         170,454                170,454
IDS Small Company Index Fund(5)............................           2,200                  2,200
Kingdon Associates.........................................         247,125                247,125
Kingdon Partners...........................................         471,000                471,000
Lacewing and Co. FBO/The Gabelli Gold Fund, Inc. ..........          44,250                 44,250
Mark Liddell...............................................           7,778                  7,778
Michael Liddell............................................          31,114                 31,114
M. Kingdon Offshore, N.V. .................................       1,008,020              1,008,020
Mayo Foundation General Fund (c/o Scudder Stevens & Clark,
  Inc., as agent)..........................................          33,500                 33,500
Mayo Foundation Pension Trust (c/o Scudder Stevens & Clark,
  Inc., as agent)..........................................          33,400                 33,400
Susan Nakada...............................................          35,000                 35,000
Nectarine and Co. FBO/The Gabelli International Growth
  Fund, Inc. ..............................................           2,000                  2,000
Odyssey Partners, L.P. ....................................         150,003                150,003
Puma.......................................................          13,558                 13,558
Robert Fleming Nominees Limited A/C SP.....................         413,750                413,750
Robert Fleming Nominees Ltd. ..............................         369,136                369,136
Rush and Co. ..............................................         681,818                681,818
Salomon Brothers Inc.......................................         100,000                100,000
Maurice Sanderman..........................................           3,160                  2,160
Scudder Global Fund, Inc. on behalf of Scudder Global
  Discovery Fund...........................................          48,600                 48,600
Scudder Mutual Funds, Inc. on behalf of Scudder Gold
  Fund.....................................................         165,454                165,454
Scudder Securities Trust on behalf of Scudder Development
  Fund.....................................................         275,000                275,000
Sun Valley Gold, L.P. .....................................          99,796                 99,796
Sun Valley Gold International, Ltd.........................         280,953                280,953
The Fleming Natural Resources Investment Trust, PLC........          25,000                 25,000
The Jaguar Fund, N.V. .....................................         106,792                106,792
Tiger......................................................          48,092                 48,092
Roger P. Twisselman........................................           3,000                  3,000
Wexford Capital Corporation................................           7,779                  7,779
Wexford Partners Fund, L.P. ...............................         692,282                692,282
World Growth Portfolio(1)..................................         587,000                587,000
                                                             --------------          -------------
          TOTAL............................................       9,526,071              9,525,071
                                                              =============          =============


---------------

(1) Equity Portfolio, Growth Portfolio and World Growth Portfolio are portfolios of trusts in the Preferred Master Trust Group (the "Trust Group") and are a series of an investment company registered under the Investment Company Act of 1940, as amended.

(2) IDS Life Capital Resource Fund is a fund in IDS Life Investment Series, Inc., a series mutual fund in the IDS Funds, and is an investment company registered under the Investment Company Act of 1940, as amended.

(3) IDS Life Equity Portfolio and IDS Life International Equity Portfolio are portfolios in IDS Life Series Fund, Inc. (the "Fund") which is a series of an investment company registered under the Investment Company Act of 1940, as amended.


(4) IDS Precious Metals Fund, Inc. and IDS Discovery Fund, Inc. are investment companies registered under the Investment Company Act of 1940, as amended, and is a fund in the IDS Mutual Fund Group (collectively, the "IDS Funds").


(5) IDS Small Company Index Fund is a fund in IDS Market Advantage Series, Inc., a series mutual fund in the IDS Funds, and is an investment company registered under the Investment Company Act of 1940, as amended.


     American Express Financial Corporation, ("AEFC"), formerly known as IDS Financial Corporation, an investment adviser registered under the Investment Advisers Act of 1940, as amended, provides investment advisory services to the IDS Funds, the Fund and the Trust Group and to certain other registered investment companies. AEFC is a wholly-owned subsidiary of American Express Company. The information set forth in the table with respect to each of the above-referenced funds or portfolios and the information set forth in this footnote was provided by AEFC.


                              PLAN OF DISTRIBUTION

     The Common Stock offered hereby may be sold from time to time to purchasers directly by the Selling Security Holders. Alternatively, the Selling Security Holders may from time to time offer the Common Stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Security Holders or the purchasers of Common Stock for whom they may act as agents. The Selling Security Holders and any underwriters, broker/dealers or agents that participate in the distribution of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Common Stock by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.


     The Common Stock may be sold by the Selling Security Holders from time to time, in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Security Holders. The sale of the Common Stock may be effected in transactions (which may involve crosses or block transactions) on (i) any national securities exchange or quotation service on which the Common Stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market, including transactions pursuant to Rule 144 under the Securities Act, or (iv) through the writing of options. At the time a particular offering of Common Stock is made, if required, a prospectus supplement will be distributed which will set forth the names of the Selling Security Holders, the aggregate amount of Common Stock being offered, the number of such securities owned prior to and after the completion of any such offering, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Security Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.


     To comply with the securities laws of certain jurisdictions, if applicable, the Common Stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Common Stock may not be offered or sold unless it has been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Common Stock may be limited in its ability to engage in market activities with respect to the Common Stock. In addition and without limiting the foregoing, each Selling Security Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of the Common Stock by the Selling Security Holders. All of the foregoing may affect the marketability of the Common Stock.

     All expenses of the registration of the Common Stock will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Security Holders will pay all underwriting discounts and selling commissions, if any. The Selling Security Holders that have shares that are subject to the terms of the Registration Rights Agreement will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. The Company will be indemnified by such Selling Security Holders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Morrison & Foerster LLP, Denver, Colorado.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             INDEPENDENT ENGINEERS

     The Company's ore reserves as of January 1, 1996, January 1, 1994, July 1, 1992 and January 1, 1990 have been affirmed and verified by the independent engineering firm of Behre Dolbear & Company, Inc., and are incorporated herein in reliance upon the authority of said firm as an expert in such matters.

================================================================================

     No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Security Holder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since the date hereof.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Prospectus Summary....................     3
Risk Factors..........................     8
Description of Common Stock...........    12
Selling Security Holders..............    13
Plan of Distribution..................    15
Legal Matters.........................    16
Experts...............................    16
Independent Engineers.................    16


================================================================================


================================================================================

                               9,525,071  SHARES

                               STILLWATER MINING
                                    COMPANY

                               [STILLWATER LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                OCTOBER 23, 1996


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Commission registration fees. Unless otherwise indicated, all of the expenses below will be paid by the Company.


                                    ITEM                                  AMOUNT TO BE PAID
    --------------------------------------------------------------------  -----------------
    Registration fee....................................................     $ 53,551.54
    Blue Sky fees and expenses..........................................          500.00
    Printing expenses...................................................        5,000.00
    Legal fees and expenses.............................................        5,000.00
    Miscellaneous expenses..............................................          948.46
                                                                              ----------
      Total.............................................................     $ 65,000.00
                                                                              ==========


---------------

* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The indemnification and liability of the Company's directors and officers are governed by Delaware law.

     Under Section 145 of the General Corporation Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities that may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

     The Registrant's Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts of omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Registrant has entered into agreements with its directors and its executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreement also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     The Registrant has obtained a policy of directors' and officers' liability insurance that insures the Company's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16. EXHIBITS


      EXHIBIT
       NUMBER                                 DESCRIPTION OF EXHIBIT
-------------------- ------------------------------------------------------------------------
         4.1         -- Form of Indenture, dated as of April 29, 1996, between Stillwater
                        Mining Company and Colorado National Bank, as Trustee, with respect to the Company's 7% Convertible Subordinated Notes Due 2003,
                        including form of Convertible Note (incorporated herein by reference to Exhibit 4.1 of the Company's Form 8-K dated April 29, 1996).
         4.2         -- Form of Registration Agreement, dated April 29, 1996, by and between
                        Stillwater Mining Company and Salomon Brothers Inc, with respect to the Company's 7% Convertible Subordinated Notes Due 2003
                        (incorporated herein by reference to Exhibit 4.2 of the Company's
                        Form 8-K dated April 29, 1996).
         5.1         -- Opinion of Morrison & Foerster LLP.
        10.13        -- Shareholders Agreement dated September 16, 1994 (incorporated by reference to Exhibit 10.13 to the 1994 S-1).
        10.13.1      -- Registration Rights Agreement dated August 23, 1995, amending
                        Shareholders Agreement (incorporated by reference to Exhibit 4.1 to
                        Form 8-K filed on August 28, 1995).
        23.1         -- Consent of Morrison & Foerster LLP. Reference is made to Exhibit 5.1.
        23.2         -- Consent of Price Waterhouse LLP.
        23.3         -- Consent of Behre Dolbear & Company, Inc.*
        24.1         -- Power of Attorney.*


---------------


*  Previously filed.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT BELIEVES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING A REGISTRATION STATEMENT ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON THE 22ND DAY OF OCTOBER, 1996.



                                            STILLWATER MINING COMPANY



                                            By: /s/ CHARLES R. ENGLES
                                            ------------------------------------


                                                     Charles R. Engles


                                            Chairman and Chief Executive Officer



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                SIGNATURE                               TITLE                       DATE
------------------------------------------   ----------------------------   --------------------
          /s/  CHARLES R. ENGLES             Chairman and Chief Executive     October 22, 1996
------------------------------------------     Officer (Principal
            Charles R. Engles                  Executive Officer)

         /s/  R. DANIEL WILLIAMS             Vice President and Chief         October 22, 1996
------------------------------------------     Financial Officer
            R. Daniel Williams                 (Principal Financial
                                               Officer)

          /s/  CARL W. McSPADDEN             Controller (Principal            October 22, 1996
------------------------------------------     Accounting Officer)
            Carl W. McSpadden

           /s/  RAY W. BALLMER*              Director                         October 22, 1996
------------------------------------------
              Ray W. Ballmer

         /s/  JOHN W. ESCHENLOHR*            Director                         October 22, 1996
------------------------------------------
            John W. Eschenlohr

          /s/  SHARON M. MEADOWS*            Director                         October 22, 1996
------------------------------------------
            Sharon M. Meadows

            /s/  TED SCHWINDEN*              Director                         October 22, 1996
------------------------------------------
              Ted Schwinden

                                             Director
------------------------------------------
               Peter Steen

                                             Director
------------------------------------------
            W. Thomas Stephens

         /s/  RICHARD B. VON WALD*           Director                         October 22, 1996
------------------------------------------
           Richard B. Von Wald

       *By: /s/  CHARLES R. ENGLES
------------------------------------------
            Charles R. Engles
           As Attorney-in-Fact

                                 EXHIBIT INDEX


      EXHIBIT
       NUMBER                                 DESCRIPTION OF EXHIBIT
-------------------- ------------------------------------------------------------------------
         4.1         -- Form of Indenture, dated as of April 29, 1996, between Stillwater
                        Mining Company and Colorado National Bank, as Trustee, with respect to the Company's 7% Convertible Subordinated Notes Due 2003,
                        including form of Convertible Note (incorporated herein by reference to Exhibit 4.1 of the Company's Form 8-K dated April 29, 1996).
         4.2         -- Form of Registration Agreement, dated April 29, 1996, by and between
                        Stillwater Mining Company and Salomon Brothers Inc, with respect to the Company's 7% Convertible Subordinated Notes Due 2003
                        (incorporated herein by reference to Exhibit 4.2 of the Company's
                        Form 8-K dated April 29, 1996).
         5.1         -- Opinion of Morrison & Foerster LLP.
        10.13        -- Shareholders Agreement dated September 16, 1994 (incorporated by reference to Exhibit 10.13 to the 1994 S-1).
        10.13.1      -- Registration Rights Agreement dated August 23, 1995, amending
                        Shareholders Agreement (incorporated by reference to Exhibit 4.1 to
                        Form 8-K filed on August 28, 1995).
        23.1         -- Consent of Morrison & Foerster LLP. Reference is made to Exhibit 5.1.
        23.2         -- Consent of Price Waterhouse LLP.
        23.3         -- Consent of Behre Dolbear & Company, Inc.*
        24.1         -- Power of Attorney.*


---------------


*  Previously filed.